WeatherFlow-Tempest Inc



ANNUAL REPORT

108 Whispering Pines Dr #245

Scotts Valley, CA 95066

(831) 419-9878

weatherflow.com

This Annual Report is dated April 29, 2022.

BUSINESS

WeatherFlow-Tempest, Inc. operates in the private weather industry, helping customers better understand and manage the impact of weather on their lives and businesses. The Company uses proprietary data and various layers of weather forecast modeling to deliver more accurate weather information, resulting in better decision-making and significant cost savings for customers. Specifically, the company sells products/services that deliver weather data, both observations and forecasts. These products and services include weather station systems, weather meters, subscription weather apps, SaaS tools, and licensed data provided via API.

The Company owns two design patents for environmental monitoring devices (US D805,924 & US D805,925) and one utility patent for its Haptic Rain Sensor (US 10,520,646). The Company has also applied for two additional design patents, (U.S. Application Serial No. 29/812,448 for an environmental monitoring device and U.S. Application Serial No. 29/812,450 for an environmental data hub). The Company also has four additional provisional utility patent applications forthcoming. In addition, the Company also owns or licenses the following trademarks: WEATHERFLOW, TEMPEST, TEMPEST°, T°, and NEARCAST.

WeatherFlow-Tempest, Inc. was initially incorporated as SmartWeather, Inc. on December 26, 2018 and changed its name on March 12, 2021. It formerly operated as a wholly-owned subsidiary of WeatherFlow, Inc. until April 2021 when it was spun off as a separate entity.

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $930,000.00

Use of proceeds: Marketing, Company Employment, Inventory, and Cash on Hand.

Date: October 29, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $100,000.00

Use of proceeds: Marketing

Date: May 30, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,207,688.50

Number of Securities Sold: 12,076,885

Use of proceeds: Formation assets and start-up capital

Date: January 02, 2019

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $8,295,461 a 28% increase over fiscal year 2020 revenue of $6,460,768. We continued to grow sales of our Tempest system and other recurring revenue products during fiscal year 2021, resulting in the increase. Over 90% of revenue was generated by customers in the US, and we expect to continue to market and sell in the US in future years. We also expect to expand globally, and that international sales will be important to the company.

Cost of Sales

Cost of sales in 2021 was $3,483,187 compared with $3,108,165 in fiscal year 2020 as gross revenue increased.

Gross margins

2021 gross profit increased to $4,812,274 from $ 3,352,603 in 2020. Gross margins as a percentage of revenue increased in 2021 due to an increase in the percentage of higher margin recurring revenue vs hardware sales.

Expenses

The Company's operating expenses consist of, among other things, general and administrative, research and development, and sales and marketing. Total operating expenses increased to $5,880,659 in 2021 from $4,327,098 in 2021 due to increased marketing expenses and hiring more personnel to support growth in 2021 and future years. The Company hired several employees in 2021 in functions including software development, marketing, fulfillment, and quality assurance.

Historical results and cash flows:

The Company is currently producing multiple products and generating revenue and revenue growth. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because there is substantial opportunity to continue to grow revenue. As we grow revenue, we expect to continue to generate more total gross margin which may be used to cover marketing, development, and administrative expenses. The increased gross margin gives us flexibility to either invest in growth with greater marketing expenses and hire a large number of personnel, or manage to profitability and positive cash flow. Our goal is to grow the company as rapidly as possible while still being on a path to eventual profitability as a large company; therefore, our goal is to raise the necessary capital to grow the company in an optimum way. We are nonetheless prepared to manage the company to profitability as circumstances dictate, if the company was to grow slower it could more easily be managed into a cash flow positive results.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $885,556.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Shopify Capital

Amount Owed: $132,005.00

Interest Rate: 0.0%

The debt was an advance on future revenues received thru Shopify. We paid 17% of sale proceeds (excluding tax and shipping) until the balance was repaid in the first quarter of 2022.

Creditor: Convertible Note Holders

Amount Owed: $930,000.00

Interest Rate: 7.0%

Maturity Date: October 29, 2024

It is subordinate to senior debt and convertible to equity in the company.

Creditor: Accredited Investors

Amount Owed: $300,000.00

Interest Rate: 0.0%

The debt was an advance from accredited investors. Funds will be invested in a to be determined future security offering or returned to the investor at the investors prerogative.

Creditor: Trade Accounts Payable & Other Current Liabilities

Amount Owed: $338,962.00

Interest Rate: 0.0%

Creditor: Current Credit Card Balances

Amount Owed: $90,481.00

Interest Rate: 0.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Daniel "Buck" Lyons

Daniel "Buck" Lyons's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Director, and Chairman of the Board

Dates of Service: January 01, 2019 - Present

Responsibilities: Strategic planning and overall management. Buck is currently drawing a salary of $8,500 per month.

Other business experience in the past three years:

Employer: WFn Holdings, Inc

Title: CEO

Dates of Service: January 01, 2012 - April 01, 2021

Responsibilities: Strategic planning and overall management.

Other business experience in the past three years:

Employer: Synoptic Data PBC

Title: Director

Dates of Service: September 30, 2012 - Present

Responsibilities: providing advice and counsel; determining the strategic direction of the company in conjunction with other BOD members.

Name: David St. John

David St. John's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO

Dates of Service: January 01, 2019 - Present

Responsibilities: Management responsibility over hardware and software development. David is currently drawing a salary of $10,650 per month.

Other business experience in the past three years:

Employer: WFn Holdings, Inc.

Title: CIO

Dates of Service: January 01, 2000 - January 01, 2019

Responsibilities: Oversight of all software development and maintenance.

Name: Dr. Martin Bell

Dr. Martin Bell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Science Officer

Dates of Service: January 01, 2019 - Present

Responsibilities: Management responsibility over weather data quality control and forecast modeling. Martin is currently drawing a salary of $12,500 per month.

Name: Phillip Atkinson

Phillip Atkinson's current primary role is with WFn Holdings Inc. Phillip Atkinson currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, Director, and Design Guru

Dates of Service: January 01, 2019 - Present

Responsibilities: Strategic advisement and product design consulting. Philip is a major shareholder and is not currently drawing a salary; he will be compensated for his time as a design consultant beginning in 2022.

Other business experience in the past three years:

Employer: WFn Holdings Inc

Title: President and Chief Operating Officer

Dates of Service: March 01, 2021 - Present

Responsibilities: General management of the company.

Other business experience in the past three years:

Employer: WFn Holdings, Inc.

Title: Chief Information Officer & Chief Operating Officer

Dates of Service: January 01, 2012 - March 01, 2021

Responsibilities: Oversees day-to-day operations and keeps the data flowing.

Name: Michael Samols

Michael Samols's current primary role is with Self Employed - Consultant. Michael Samols currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Consultant and Director

Dates of Service: April 01, 2021 - Present

Responsibilities: Strategic advisement. Michael is a shareholder and serves his role as Director without compensation. He is currently paid by the hour for consulting work.

Other business experience in the past three years:

Employer: Self Employed - Consultant

Title: Self Employed - Consultant

Dates of Service: October 01, 2015 - Present

Responsibilities: Strategy consulting and business development work on a contract basis.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Daniel "Buck" Lyons

Amount and nature of Beneficial ownership: 4,285,670

Percent of class: 31%

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Common Stock, and Convertible Promissory Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,000,000 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 12,913,210 outstanding.

Voting Rights

One Vote Per Share.

Material Rights

Voting Rights of Securities Sold in this Offering. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Promissory Note

The security will convert into Preferred stock (or common stock at the option of the holder) and the terms of the Convertible Promissory Note are outlined below:

Amount outstanding: $930,000.00

Maturity Date: October 29, 2024

Interest Rate: 7.0%

Discount Rate: 33.0%

Valuation Cap: None

Conversion Trigger: a qualifying event (or at the option of the holder)

Material Rights

There is no valuation cap affecting conversion to preferred stock. At the option of the holder, principal and accrued interest may at any time be converted to common stock at a price of $1.40 per share.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the weather industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current products and services are related to weather. Although we have multiple tranches of revenue with multiple products in each tranche, all of our revenue derives from weather related products and services.

Some of our products are still in prototype phase and might never be operational products

It is possible that some of our planned products may never become operational products or that these products may never be used by anyone. It is possible that the failure to release these planned product is the result of a change in business model with respect to those products upon the Company's making a determination that the business model with respect to those products, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, patents, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s), trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s), trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s), trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right personnel in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product may be dependent on relevant government laws and regulations. The laws and regulations concerning the selling of products and services may be subject to change and if they do, then the selling of product and services may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and services and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including obtaining weather information, manufacturing, shipping, accounting, data supply, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of customers that utilize our products and services. Further, any significant disruption in the company's service(s) or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our cyber security platform. Any disruptions of services or cyber-attacks either on our technology provider or on our company equipment could harm our reputation and materially and negatively impact our financial condition and business.

Foreign Contract Manufacturing

The Company is heavily reliant on a single contract manufacturing firm located in Shenzhen, China, and it would be a significant disruption to the Company and its ability to continue its business as currently conducted without the support of this company. Although this risk is somewhat mitigated because we have an excellent and long-term relationship with the company's sole owner, and because we have the capability to manufacture some our products in our facility in Daytona, Florida, if we did not have this foreign contract manufacturer to manufacture our products, our business could face serious disruption. Your investment could be adversely impacted by our reliance on third parties and their performance.

Customers must remain interested in our products

Although we are a unique company that caters to weather related services and people's desire to know weather related information will likely not subside, our business growth depends on the market interest in the Company's products and the services that the Company provides. There can be no assurance that interest will remain.

We are an early-stage company and have a limited revenue and operating history

The Company has a short history. If you are investing in this company, it's because you think that the Company's products and services are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. There is no assurance that we will turn a large profit.

Reliance on an affiliate company

The Company relies on an affiliate company, WFn Holdings Inc ("WFn"), to supply weather data from WFn's industrial-grade network of weather stations to make the Company's products and services more valuable. This data is particularly important for some of the Company's Personal App customers who utilize the Personal App service in the US coastal zone, and for business customers located in the US coastal zone. If the Company lost access to WFn's weather data, the Company would experience a significant disruption to its business and some of our products and services may no longer be attractive or useful for some of our customers, causing a decline in the value of the Company. Although this risk is somewhat mitigated because of a 10 year agreement on favorable terms for the Company and because there is substantial common ownership between WFn and the Company (the owners of WFn own a large majority of the shares of the Company prior to the launch of the StartEngine campaign) your investment, nonetheless, could be adversely impacted by our reliance on WFn.

We have pending patent approvals that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

WeatherFlow-Tempest Inc

By /s/ *Daniel Lyons*

     Name: WeatherFlow-Tempest Inc

     Title: CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer

Exhibit A

FINANCIAL STATEMENTS

WEATHERFLOW-TEMPEST, INC.
(A Delaware Corporation)
FINANCIAL STATEMENTS WITH SUPPLEMENTARY INFORMATION
DECEMBER 31, 2021 and 2020

WEATHERFLOW-TEMPEST, INC.
INDEX

WEATHERFLOW-TEMPEST, INC.
(A Delaware Corporation)
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020

ASSETS

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 885,556	$ 157,664
Accounts receivable, net of allowance	170,008	440,232
Inventory, net of allowance	597,627	938,125
Prepaid expenses	384,310	64,764
Current portion of convertible note	–	100,000
Total current assets	2,037,501	1,600,785
PROPERTY AND EQUIPMENT, pledged		
Machinery and equipment	74,017	61,797
Computers and equipment	39,607	36,583
Furniture and fixtures	23,971	23,971
Leasehold improvements	5,377	5,377
	142,972	127,728
Less accumulated depreciation	(87,099)	(65,850)
Total property and equipment, net	55,873	61,878
OTHER ASSETS		
Intangible asset - intellectual property	71,000	81,000
Security deposit	1,192	1,192
Total other assets	72,192	82,192
	$ 2,165,566	$ 1,744,855

See accompanying notes to financial statements

WEATHERFLOW-TEMPEST, INC.
(A Delaware Corporation)
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020

LIABILITIES AND SHAREHOLDERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Accounts payable	$ 338,962	$ 668,111
Accrued expenses	90,474	86,871
Deferred revenue	1,091	260,622
Credit cards payable	90,481	168,988
Investor Advance	300,000	–
Short-term borrowings	132,005	560,820
Current portion of convertible note	–	100,000
Total current liabilities	953,013	1,845,412
LONG-TERM DEBT		
Notes payable, net of current maturities	930,000	–
Total long-term liabilities	930,000	–
SHAREHOLDERS' DEFICIT		
Common stock	12,307	12,077
Additional paid-in-capital	3,794,245	2,274,276
Retained deficit	(3,523,999)	(2,386,910)
Total shareholders' deficit	282,553	(100,557)
	$ 2,165,566	$ 1,744,855

See accompanying notes to financial statements

WEATHERFLOW-TEMPEST, INC.
(A Delaware Corporation)
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

STATEMENTS OF INCOME

	2021	2020
SALES	$ 8,295,461	$ 6,460,768
COST OF SALES	3,483,187	3,108,165
GROSS PROFIT	4,812,274	3,352,603
GENERAL AND ADMINISTRATIVE EXPENSES	5,896,079	4,327,098
LOSS FROM OPERATIONS	(1,083,805)	(974,495)
OTHER INCOME (EXPENSE), NET	(53,284)	(5,456)
LOSS BEFORE INCOME TAXES	(1,137,089)	(979,951)
INCOME TAX PROVISION	-	-
NET LOSS	$ (1,137,089)	$ (979,951)

See accompanying notes to financial statements

WEATHERFLOW-TEMPEST
(A Delaware Corporation)
STATEMENTS OF RETAINED DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

RETAINED DEFICIT

	2021	2020
Balance, beginning of year	$ (2,386,910)	$ (1,406,959)
Net loss	(1,137,089)	(979,951)
Balance, end of year	$ (3,523,999)	$ (2,386,910)

See accompanying notes to financial statements

WEATHERFLOW-TEMPEST, INC.
(A California Corporation)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
OPERATING ACTIVITIES		
Net loss	$ (1,137,089)	$ (979,951)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	21,249	24,112
Amortization of intangibles	10,000	10,000
Changes in:		
Accounts receivable	270,224	240,402
Inventory	340,498	(737,842)
Prepaid expenses	(319,546)	49,599
Accounts payable & accrued expenses	(617,317)	443,006
Short-term borrowings	(428,815)	560,820
Other current liabilities	291,771	(545,610)
Credit cards payable	(78,507)	94,515
Deferred revenue	(259,531)	(553,819)
Net cash used in operating activities	(1,907,063)	(1,394,768)
INVESTING ACTIVITIES		
Purchase of property and equipment	(15,244)	(53,494)
Purchase of intangible asset	–	(10,000)
Net cash used in investing activities	(15,244)	(63,494)
FINANCING ACTIVITIES		
Proceeds from borrowings	830,000	–
Issuance of stock	230	–
Investor advance	300,000	–
Capital contribution	1,519,969	1,078,664
Net cash provided by financing activities	2,650,199	1,078,664
INCREASE (DECREASE) IN CASH	727,892	(379,598)
CASH, BEGINNING OF YEAR	157,664	537,262
CASH, END OF YEAR	$ 885,556	$ 157,664
SUPPLEMENTAL CASH FLOWS DISCLOSURES		
Cash paid for:		
Income taxes	$ –	$ –
Interest expense	$ 11,352	$ 5,456

See accompanying notes to financial statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of WeatherFlow-Tempest, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representative of the Company's management who is responsible for their objectivity and integrity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

a. Organization

WeatherFlow-Tempest, Inc. operates in the private weather industry, selling products and services that deliver weather data – both observations and forecasts. Products and services include weather station systems, weather meters, subscription applications, SaaS tools, and licensed data.

As of December 31, 2020, WeatherFlow-Tempest, Inc. was a wholly owned subsidiary of WFn Holdings, Inc. Effective April 1, 2021, the Parent Company, WFn Holdings, Inc. has agreed to a spin-off agreement. As a result of the spin-off, WeatherFlow-Tempest will no longer be a subsidiary of the Parent Company. WFn Holdings, Inc. filed a certificate of amendment on May 6, 2021, to change its name from WeatherFlow, Inc. Refer to Note 8.

b. Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is computed for financial statement purposes on a straight line and accelerated basis over the estimated useful lives of the related assets.

For federal income tax purposes, depreciation is computed under the modified accelerated cost recovery system (MACRS) and accelerated cost recovery system (ACRS) instead of the methods described above used for financial statement purposes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

c. Intangible Asset

The Company recorded an intangible asset in 2019 for the purchase of intellectual property. The asset is tested annually for impairment. If an impairment is identified, the value will be adjusted accordingly.

d. Inventory

Inventories are stated at the lower of cost or market; cost is determined using the first-in first-out method.

e. Compensated Absences

Flexible Time Off (FTO) is provided by the Company for full-time exempt employees and employees covered under this policy do not accrue paid time off hours. A large majority of the Company's payroll expense is due to full-time exempt employees. Other employees of the Company are entitled to paid vacation, paid sick days and personal days off, depending on job classification, length of service, and other factors. The Company's policy is to recognize the costs of compensated absences for non-exempt employees when actually paid to employees.

f. Cash and Cash Equivalents

In general, for purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities of three months or less and certain certificates of deposits to be cash equivalents.

g. Accounts receivable

Management has elected to record bad debts using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write-off method is not materially different from the results that would have been obtained had the allowance method been followed.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

h. Deferred revenue

Deferred revenue at year end 2020 represents income received from crowdfunding platforms. Revenue was recognized in 2021 when the individual funder was shipped a weather station unit.

i. Concentration of Credit Risk

In the normal course of business, the Company may maintain cash held at financial institutions in excess of the FDIC limit of $250,000. The Company believes there is no significant risk with respect to these deposits.

j. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

k. Advertising

Advertising costs are expensed when incurred.

NOTE 2. RETIREMENT PLANS

The Company sponsors a 401(k) plan for employees meeting the eligibility criteria of the profit-sharing plan. Employees may elect to defer any dollar amount per payroll period, subject to the IRS annual maximum per participant. The Company contributes a non-elective annual Safe Harbor contribution equal to 3% of eligible compensation.

Elective deferrals by employees for the years ended December 31, 2021 and 2020 were $162,610 and $129,732. Discretionary profit sharing contributions for the years ended December 31, 2021 and 2020 were $77,054 and $52,420.

NOTE 3.   LEASING AGREEMENTS

The Company leases office space in Colorado and Florida under leases that expire in 2023. The Company also leases office space in California under a month-to-month lease.

The following is a schedule of future minimum rental payments required under the above operating leases as of December 31, 2021.

		Amount
Year ending December 31,	2022	$ 75,287
	2023	20,414
	Thereafter	–
		$ 95,701

NOTE 4.   NOTES PAYABLE

The Company's note payable included in long-term debt as of December 31, 2021 and 2020 is summarized as follows:

	2021	2020
Convertible promissory note payable, accrues interest at 5% per annum on unpaid balance. Payable on demand by holder at any time after May 30, 2021	$ –	$ 100,000
Convertible promissory note payable, accrues interest at 7% per annum on unpaid balance. Payable on demand by holder at any time after October 29, 2024	930,000	–
Less current maturities	$ (–)	$(100,000)
	$ 930,000	$ –

Maturities of long-term debt are summarized as follows:

		Amount
Year ending December 31,	2024	$ 930,000
	Thereafter	–
		$ 100,000

NOTE 5.   RELATED PARTY TRANSACTIONS

Additional Paid in Capital includes capital provided to the Company by WFn Holding Inc., which is owned by the Company's founders. The amount contributed to paid In Capital is $568,419 and $1,078,664 in 2021 and 2020, respectively.

Amounts due from related parties included in trade accounts receivable at December 31, 2021 and 2020 were $19,402 and $400,232, respectively.

The Company has outstanding trade receivables from WFn Holdings Inc. As of December 31, 2021 and December 31, 2020, the outstanding receivables was in the amounts of $7,875 and $400,232, respectively.

The Company revenues included payment for data and services from WFn Holdings Inc. For the years ended December 31, 2021 and December 31, 2020, the revenue received from WFn Holdings Inc, was in the amount of $366,629 and $840,000, respectively.

The Company expenses include $225,000 in fees paid to WFn for the year ended December 31, 2021 in accordance with an ongoing data licensing agreement.

The Company revenues also included revenues from Synoptic Data PBC, a Public Benefit Corporation in which WFn Holdings Inc owns a minority stake. As of December 31, 2021 and December 31, 2020, the Company's revenue from Synoptic Data PBC, was in the amount of $120,000 in each year.

The balance due to related parties, included in Short-term borrowings at December 31, 2021 was $14,846.

NOTE 6.   FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of financial instruments, including cash, accounts receivable and accounts payable approximate their fair value due to the short-term maturities of these instruments.

WEATHERFLOW-TEMPEST, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 7. INCOME TAXES

The Company filed a consolidated Federal and state income tax returns as a subsidiary of WFn Holdings, Inc. for year ended December 31, 2020 and prior. For year ended December 31, 2021, Wfn Holdings, Inc. and WeatherFlow-Tempest, Inc. will be filing separate returns.

The provision for income taxes included in the statement of operations for the years ended December 31, 2021 includes the following:

	2021
Current income tax	$ –
Deferred tax provision	–
Net provision	$ –

The federal income tax returns of the Company for 2021, 2020, and 2019 are subject to examination by the IRS, generally for three years after they are filed.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets at December 31, 2021 are as follows:

Deferred tax assets	2021
Net operating loss carryforward	1,127,089
Total gross deferred tax assets	1,127,089
Less: valuation allowance	(1,127,089)
Net deferred tax assets	$ –

SUPPLEMENTARY INFORMATION

WEATHERFLOW-TEMPEST, INC.
DETAIL OF OTHER INCOME (EXPENSE)
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021		2020	
Interest expense	$	(11,352)	$	(5,456)
Advance fee		(41,932)		—
	$	(53,284)	$	(5,456)

CERTIFICATION

I, Daniel Lyons , Principal Executive Officer of WeatherFlow-Tempest Inc, hereby certify that the financial statements of WeatherFlow-Tempest Inc included in this Report are true and complete in all material respects.

Daniel Lyons

CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer